FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 July 2014

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST HALF 2014 FINANCIAL RESULTS – HIGHLIGHTS

•
Net income before tax for the first half of 2014 was MXN2,365m, a decrease of MXN632m or 21.1% compared with MXN2,997m for the first half of 2013. The results for the first half of 2013 included MXN744m income related to the recognition of a distribution agreement signed with AXA Group. Excluding this effect, net income before taxes increased 5.0% compared with the first half of 2013.

•
Net income for the first half of 2014 was MXN2,140m, an increase of MXN80m or 3.9% compared with MXN2,060m for the first half of 2013, mainly due to lower tax expenses. Excluding the effect of the AXA distribution agreement, net income increased 39.0% compared with the first half of 2013.

•	Total operating income, net of loan impairment charges, for the first half of 2014 was MXN13,367m, a decrease of MXN239m or 1.8% compared with MXN13,606m for the first half of 2013.

•	Loan impairment charges for the first half of 2014 were MXN3,168m, a decrease of MXN1,135m or 26.4% compared with MXN4,303m for the first half of 2013.

•	Administrative and personnel expenses for the first half of 2014 were MXN11,025m, an increase of MXN398m or 3.7% compared with MXN10,627m for the first half of 2013.

•	The cost efficiency ratio was 66.7% for the first half of 2014, compared with 59.3% for the first half of 2013.

•
Net loans and advances to customers were MXN192.7bn at 30 June 2014, an increase of MXN11.1bn or 6.1% compared with MXN181.6bn at 30 June 2013. Total impaired loans as a percentage of gross loans and advances as at 30 June 2014 increased to 6.3% compared with 4.3% at 30 June 2013.

•	At 30 June 2014, deposits were MXN266.8bn, an increase of MXN13.7bn or 5.4% compared with MXN253.1bn at 30 June 2013.

•	Return on equity was 7.7% for the first half of 2014 compared with 7.9% for the first half of 2013.

•	At 30 June 2014, the bank’s total capital adequacy ratio was 14.2% and the tier 1 capital ratio was 11.8% compared with 16.1% and 13.4% respectively at 30 June 2013.

•	In the first quarter of 2014, the bank paid a dividend of MXN576m, representing MXN0.30 per share, and Grupo Financiero HSBC paid a dividend of MXN3,781m, representing MXN1.34 per share.

2013 results have been restated to reflect HSBC Fianzas, the bonding company which has been sold, as a discontinued operation.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.’s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 June 2014) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC’s insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The weak growth experienced by Mexico in 2013 extended to the first quarter of 2014. This was in large part because of the rise in VAT (part of the fiscal reform approved in 2013) which depressed consumer spending.  In addition, exports to the US remained weak and planned fiscal spending has yet to materialise. In the second quarter, high frequency data showed a recovery in exports, while domestic demand kept on struggling to grow. Inflation remained subdued, which prompted the central bank to cut the monetary policy rate by 50bp to 3.0% in the first half of 2014.

For the first half of 2014, Grupo Financiero HSBC’s net income before tax was MXN2,365m a decrease of MXN632m or 21.1% compared with the same half in 2013. The decrease was driven mainly by lower net interest income, lower net fee income, lower trading income and higher administrative and personnel expenses, partially offset by a decrease in loan impairment charges. The results for the first half of 2013 include MXN744m income related to the recognition of a distribution agreement signed with AXA Group. Excluding this effect, net income before taxes increased 5.0% compared with the first half of 2013.

Net income was MXN2,140m, an increase of MXN80m or 3.9% compared with the first half of 2013 due to lower tax expenses, largely due to higher inflationary effects which benefited the effective tax rate in the first half of 2014, partially offset by lower net income before tax. Excluding the effect of the distribution agreement income in 2013, net income increased 39.0% compared with the first half of 2013.

Net interest income was MXN10,983m, a decrease of MXN382m or 3.4% compared with the first half of 2013. The decrease is mainly due to the insurance related business which accounted for MXN351m of the decrease and lower spreads in non-interest bearing deposits due to a decrease in market rates, partially offset by higher average portfolio balances in consumer and mortgage loans, as well as higher spreads in credit cards.

Loan impairment charges were MXN3,168m, a decrease of MXN1,135m or 26.4% compared with the first half of 2013. The decrease is mainly due to higher loan impairment charges in 2013 related to a finance project, and to other commercial loans.

Net fee income for the first half of 2014 was MXN3,196m, a decrease of MXN227m or 6.6% compared with the first half of 2013. This decrease is mainly due to lower account services, investment funds, alternative channels and credit card fees, partially offset by MXN61m commissions related to the AXA distribution agreement for general insurance sales in branches signed in April 2013.

Trading income for the first half of 2014 was MXN1,047m, a decrease of MXN176m or 14.4% compared with the first half of 2013. This decrease is explained by losses in foreign exchange transactions, partially offset by gains in derivatives and bonds transactions.

Other operating income was MXN1,309m, a decrease of MXN589m or 31.0% compared with the first half of 2013. The decrease is mainly due to MXN744m related to the recognition of a distribution agreement income on the sale of the general insurance manufacturing portfolio to AXA Group in 2013.

Administrative and personnel expenses were MXN11,025m, an increase of MXN398m or 3.7% compared with the first half of 2013. This increase is mainly due to investment in the compliance and risk functions partially funded by sustainable cost savings that had been launched in previous years.

The cost efficiency ratio was 66.7% for the first half of 2014, compared with 59.3% for the first half of 2013.

The effective tax rate was 4.4% for the first half of 2014, compared with 39.3% for the first half of 2013. This variance is largely due to higher inflationary effects which benefited the effective tax rate in the first half of 2014. As at 30 June 2014, the effective tax rate calculation considers the whole year projected inflation effect issued by the Central Bank as established in the Mexican Income Tax Law instead of considering the real inflation in a monthly basis; this change was in order to better reflect the expected tax consequences at the end of the reporting period.

Discontinued operations include the general insurance manufacturing businesses sold in April 2013 and HSBC Fianzas sold in December 2013. The first half 2014 results include a gain following adjustments at the completion of the insurance business sale and a provision for a probable legal case following the completion of the sale of HSBC Fianzas.

Grupo Financiero HSBC’s insurance subsidiary, HSBC Seguros, reported net income before tax of MXN785.3m for the first half of 2014, excluding discontinued operations and one-offs, a decrease of 19.1% compared with the first half of 2013. The decrease is explained by 21.3% lower gross written premiums of life insurance products due to less life insurance sales, partially offset by 15.7% increased gross written premiums in the endowment insurance product, compared with the same period of 2013. In addition, the claims ratio increased to 55.4% from 40.3% in the first half of 2013.

In order to deliver long-term sustainable performance, the insurance business strategy is focused on a long-term customer relationship to facilitate customer needs and enhanced benefits above market standards. This strategy aims to improve the portfolio’s quality resulting in lower gross written premiums and increased claim ratios.

Net loans and advances to customers were MXN192.7bn at 30 June 2014, an increase of MXN11.1bn or 6.1% compared with MXN181.6bn at 30 June 2013. The performing mortgage loan portfolio increased by 19.3% and the performing commercial loan portfolio increased by 4.9%, primarily in corporate segment, compared to the position at 30 June 2013. The performing consumer loan portfolio decreased by 1.7%, while government loans decreased 9.3% mainly due to a significant loan repayment during 2013, compared to the position at 30 June 2013.

At 30 June 2014, total impaired loans increased by 55.6% to MXN12.9bn compared with MXN8.3bn at 30 June 2013. The higher impaired loan portfolio is associated with the performance of certain home builders and other impaired commercial loans. Total impaired loans as a percentage of total loans and advances to customers increased to 6.3% compared with 4.3% at 30 June 2013. The non-performing loan ratio of mortgage and consumer impaired loan portfolios increased to 3.7% compared with 3.4% at 30 June 2013, reflecting the performance of the Mexican economy.

Total loan loss allowances at 30 June 2014 were MXN11.6bn, an increase of MXN0.4bn or 3.5% compared with 30 June 2013. The total coverage ratio (allowance for loan losses divided by impaired loans) was 90.2% at 30 June 2014 compared with 135.7% at 30 June 2013. This decrease was primarily a result of the increase in impaired commercial loans.

Total deposits were MXN266.8bn at 30 June 2014, an increase of MXN13.7bn or 5.4% compared with 30 June 2013. Demand deposits increased by 1.8% while time deposits increased by 6.1%, mainly due to attraction and retention campaigns.

At 30 June 2014, the bank’s total capital adequacy ratio was 14.2% and the tier 1 capital ratio was 11.8% compared with 16.1% and 13.4% respectively at 30 June 2013.

In the first quarter of 2014, the bank paid a dividend of MXN576m representing MXN0.30 per share and Grupo Financiero HSBC paid a dividend of MXN3,781m representing MXN1.34 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

Average consumer loans increased 11.7% mainly driven by:

•
A 24.8% increase in average mortgage loans compared to the same period of 2013, as a result of the mortgage campaign launched during April 2013, offering the most competitive mortgage rate in the market at that time (8.70%). This year, the campaign is based on an 8.45% rate.

•	An 8.2% increase in credit card average balances compared to the same quarter of 2013, mainly due to a higher number of transactions.
•
A 1.8% increase in personal and payroll loans average balances, as a result of increased personal loans due to pre-approved customer relationship management offers, and an improvement in sales through our Contact Centre that took place last year, partially offset by lower payroll loans as underwriting standards were tightened.

Average time deposits balances increased 4.3% compared to the first half of 2013 based on attraction and retention campaigns, offering segmented customers a better rate.

Commercial Banking (CMB)

CMB results for the first half of 2014, compared with the first half of 2013, were affected by lower performing loan balances, mainly related to exposure to home builders’ portfolios and a strategic reduction in the business banking loan balances, coupled with lower spreads in deposits.

Aligned to our global strategy of becoming the leading international trade and business bank, CMB continues to increase connectivity with global customers throughout the world. It is important to highlight the following points:

•
Further action continues to support international SMEs through the MXN13bn International Growth Fund; approximately 86% of the Fund has been authorized to customers one year after launch and 29% has been deployed.

•
In the second quarter of 2014 HSBC launched a financing programme together with NAFIN (MXN26bn), addressed to the Energy Sector, which will provide support to suppliers or clients of both governmental and private institutions involved in the sector. This program provides financing for investment projects such as the creation and infrastructure development, modernization, environmental improvement and technological development. As of June 2014, approximately 17% of the program has been deployed.

•
Continued progress in collaboration with Global Banking and Markets (GBM) and Global Private Banking. Closer coordination with GBM expertise has delivered growth in more complex products with sophisticated clients.

Global Banking and Markets

Trading income during the first half of 2014 was MXN1,047m, a decrease of MXN176m compared with the first half of 2013. This decrease is explained by realized losses in Foreign Exchange transactions partially offset by gains in the netted result of realized gains and the negative mark to market of derivatives and bonds transactions.

During the second quarter of 2014, HSBC Equity Capital Markets participated in two important transactions, one of them as a Joint Bookrunner in the local tranche of Fibra UNO’s follow-on offering, to support the financing of a significant portfolio acquisition and the development of the company’s existing pipeline; and in the second one as Lead Bookrunner on Alsea follow-on offering – the company’s first US-marketed equity transaction. With these transactions the business improved its position as a leading underwriter, achieving the first place in the local and international equity capital market league tables.

As a result of increased business in the bond and interest rate markets during the second quarter of 2014, HSBC improved to second place from third in the Mexican Ministry of Finance (SHCP) ranking of Market Makers. This increased activity and appropriate positioning during this first half of 2014 improved the Rates business’s realized gains to MXN1,474.1m, an increase of MXN594.6m or 67.6% compared with a gain of MXN879.5m in the same period of 2013.

Global Banking continued to grow average commercial loans portfolios, which increased by 6.5% compared with the same period of 2013. Higher loan balances resulted in 129.5% higher fees related to financial structuring services compared with the same period of 2013.

Grupo Financiero HSBC’s first half 2014 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the half ended 30 June 2014, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN812m, a decrease of MXN928m or 53.3% compared with MXN1,740m for the half ended 30 June 2013.

The higher net income before tax reported under Mexican GAAP is largely due to higher loan impairment charges under IFRS as a result of the different provisioning methodologies, coupled with a reduction of the present value of in-force long-term insurance business, a concept which is only recognised under IFRS, as well as with higher deferral of fees paid on the origination of loans and other effective interest rate adjustments. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 984 branches, 5,940 ATMs and approximately 17,600 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,300 offices in 75 countries and territories in Asia, Europe, North and Latin America, the Middle East and North Africa and with assets of US$2,758bn at 31 March 2014, the HSBC Group is one of the world’s largest banking and financial services organisations.

For further information contact: Mexico City
Lyssette Bravo	Rafael Toro
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 2864

London
Donal McCarthy	Guy Lewis
Corporate Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet
	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Assets

Cash and deposits in banks	48,365	54,649	48,365	54,649

Margin accounts	5	18	5	18

Investment in securities	223,957	139,341	208,115	122,701
Trading securities	54,364	34,130	49,535	27,065
Available-for-sale securities	138,007	89,098	138,007	89,098
Held to maturity securities	31,586	16,113	20,573	6,538

Repurchase agreements	-	9,833	-	9,833

Derivative transactions	55,607	47,719	55,607	47,719

Performing loans
Commercial loans	105,385	100,489	105,385	100,489
Loans to financial intermediaries	5,642	4,978	5,642	4,978
Consumer loans	36,132	36,775	36,132	36,775
Mortgage loans	24,739	20,736	24,739	20,736
Loans to government entities	19,538	21,540	19,538	21,540
Total performing loans	191,436	184,518	191,436	184,518
Impaired loans
Commercial loans	10,432	6,237	10,432	6,237
Loans to financial intermediaries	-	7	-	7
Consumer loans	1,699	1,338	1,699	1,338
Mortgage loans	668	696	668	696
Loans to government entities	85	-	85	-
Total impaired loans	12,884	8,278	12,884	8,278
Gross loans and advances to customers	204,320	192,796	204,320	192,796
Allowance for loan losses	(11,623)	(11,234)	(11,623)	(11,234)
Net loans and advances to customers	192,697	181,562	192,697	181,562
Accounts receivable from insurers and bonding companies	38	6	-	-
Premium receivables	38	35	-	-
Accounts receivable from reinsurers and rebonding companies	59	91	-	-
Benefits to be received from trading operations	168	264	168	264
Other accounts receivable	72,047	38,823	71,380	38,091
Foreclosed assets	139	181	139	181
Property, furniture and equipment, net	6,574	6,905	6,574	6,905
Long-term investments in equity securities	218	221	133	136
Long-tern assets available for sale	-	299	-	-
Deferred taxes	7,338	6,484	7,222	6,360
Goodwill	1,048	1,048	-	-
Other assets, deferred charges and intangibles	3,183	3,927	3,091	3,743
Total assets	611,481	491,406	593,496	472,162

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Liabilities
Deposits	266,767	253,085	267,218	253,563
Demand deposits	159,856	157,015	160,307	157,493
Time deposits	100,880	95,055	100,880	95,055
Bank bonds outstanding	6,031	1,015	6,031	1,015

Bank deposits and other liabilities	36,379	26,646	36,379	26,646
On demand	8,301	2,901	8,301	2,901
Short-term	26,471	21,455	26,471	21,455
Long-term	1,607	2,290	1,607	2,290

Repurchase agreements	83,300	30,521	83,300	30,521
Stock borrowing	-	-	-	-
Settlement accounts	16	248	16	248
Collateral sold	12,969	7,086	12,969	7,077
Derivative transactions	55,222	44,974	55,222	44,974
Technical reserves	11,854	11,016	-	-
Accounts payable from reinsurers and rebonding companies	15	16	-	-
Other accounts payable	79,720	51,505	78,605	50,408
Income tax and employee profit sharing payable	358	651	293	527
Sundry creditors	79,362	50,854	78,312	49,881

Subordinated debentures outstanding	9,414	11,650	9,414	11,650

Deferred taxes	649	585	650	585

Total liabilities	556,305	437,332	543,773	425,672

Equity
Paid in capital	37,823	37,823	32,768	32,768
Capital stock	5,637	5,637	5,680	5,680
Additional paid in capital	32,186	32,186	27,088	27,088

Other reserves	17,348	16,240	16,952	13,721
Capital reserves	2,644	2,458	11,201	10,973
Retained earnings	11,215	11,473	2,757	1,420
Result from the mark to market valuation of available-for-sale securities	1,230	315	1,230	315
Result from cash flow hedging transactions	119	(66)	119	(66)
Net income	2,140	2,060	1,645	1,079
Minority interest in capital	5	11	3	1
Total equity	55,176	54,074	49,723	46,490
Total liabilities and equity	611,481	491,406	593,496	472,162

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Memorandum Accounts	4,640,886	3,997,875	4,629,579	3,957,275

Third party accounts	110,056	88,602	50,754	46,332
Clients current accounts	-	-	-	-
Custody operations	59,302	41,553	-	-
Transactions on behalf of clients	-	717	-	-
Third party investment banking operations, net	50,754	46,332	50,754	46,332

Proprietary position	4,530,830	3,909,273	4,578,825	3,910,943
Guarantees granted	-	-	-	-
Irrevocable lines of credit granted	28,049	22,991	28,049	22,991
Goods in trust or mandate	453,989	406,324	453,989	406,324
Goods in custody or under administration	370,899	297,620	423,902	291,983
Collateral received by the institution	13,531	23,022	13,531	23,022
Collateral received and sold or delivered as guarantee	12,969	16,017	12,969	16,017
Deposit of assets	-	53
Suspended interest on impaired loans	295	143	295	143
Recovery guarantees for issued bonds	-	18,891	-	-
Paid claims	-	12	-	-
Cancelled claims	-	7	-	-
Responsibilities from bonds in force	-	3,743	-	-
Other control accounts	3,651,098	3,120,450	3,646,900	3,150,463

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2014	2013	2014	2013
Interest income	14,690	15,146	14,267	14,720
Interest expense	(3,968)	(4,393)	(3,973)	(4,400)

Earned premiums	1,398	1,509	-	-
Technical reserves	(356)	(435)	-	-
Claims	(781)	(462)	-	-

Net interest income	10,983	11,365	10,294	10,320

Loan impairment charges	(3,168)	(4,303)	(3,168)	(4,303)
Risk-adjusted net interest income	7,815	7,062	7,126	6,017

Fees and commissions receivable	4,045	4,279	3,806	4,088

Fees payable	(849)	(856)	(849)	(853)

Trading income	1,047	1,223	933	1,214

Other operating income	1,309	1,898	1,412	2,034

Total operating income	13,367	13,606	12,428	12,500

Administrative and personnel expenses	(11,025)	(10,627)	(10,965)	(10,562)

Net operating income	2,342	2,979	1,463	1,938

Share of profits in equity interest	23	18	22	21

Net income before taxes	2,365	2,997	1,485	1,959
Income tax	(720)	(992)	(427)	(661)
Deferred income tax	617	(185)	588	(219)
Net income before discontinued operations	2,262	1,820	1,646	1,079

Discontinued operations	(121)	240	-	-

Minority interest	(1)	-	(1)	-

Net income	2,140	2,060	1,645	1,079

Consolidated Statement of Changes in Shareholders’ Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2014	37,823	2,458	11,489	290	(9)	3,714	4	55,769

Movements inherent to the shareholders’ decision
Shares issue								-
Transfer of result of prior years			3,714			(3,714)		-
Constitution of reserves		186	(186)					-
Cash dividends			(3,781)					(3,781)
Total	-	186	(253)	-	-	(3,714)	-	(3,781)

Movements for the recognition of the comprehensive income

Net income						2,140		2,140
Result from valuation of available- for-sale securities				940				940
Result from cash flow hedging transactions					128			128
Others			(21)W				1	(20)
Total	-	-	(21)	940	128	2,140	1	3,188
Balances at 30 June 2014	37,823	2,644	11,215	1,230	119	2,140	5	55,176
W Methodology for calculating loan impairment allowances for financial entities implemented on March 2014. Net of tax at 30%.

Consolidated Statement of Changes in Shareholders’ Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2014	32,768	10,973	1,436	290	(9)	2,146	2	47,606

Movements inherent to the shareholders’ decision
Share issue								-
Transfer of result of prior years			2,146			(2,146)		-
Constitution of reserves		228	(228)					-
Cash dividends			(576)					(576)
Others
Total	-	228	1,342	-	-	(2,146)	-	(576)

Movements for the recognition of the comprehensive income
Net income						1,645	1	1,646
Result from valuation of available- for-sale securities				940				940
Result from cash flow hedging transactions					128			128
Others			(21) W					(21)
Total	-	-	(21)	940	128	1,645	1	2,693
Balances at 30 June 2014	32,768	11,201	2,757	1,230	119	1,645	3	49,723

WMethodology for calculating loan impairment allowances for financial entities implemented on March 2014. Net of tax at 30%.

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Jun 2014

Net income	2,140
Adjustments for items not involving cash flow:	10,651
Allowances for loan losses	3,133
Depreciation	626
Amortisation	178
Provisions	6,156
Income tax and deferred taxes	103
Technical reserves	356
Discontinued operations	121
Share of profit in equity interest	(22)

Changes in items related to operating activities:
Margin accounts	(6)
Investment securities	(50,885)
Repurchase agreements	500
Derivative (assets)	(5,672)
Loan portfolio	(3,086)
Benefits to be received from trading operations	14
Foreclosed assets	19
Operating assets	(30,844)
Deposits	(20,753)
Bank deposits and other liabilities	15,869
Creditors repo transactions	48,535
Collateral sold or delivered as guarantee	3,893
Derivative (liabilities)	7,578
Subordinated debentures outstanding	(49)
Accounts receivables from reinsurers and coinsurers	(5)
Accounts receivables from premiums	15
Reinsurers and bonding	2
Other operating liabilities	20,505
Income tax paid	(1,185)
Funds provided by operating activities	(15,555)

Investing activities:
Acquisition of property, furniture and equipment	(295)
Intangible asset acquisitions & prepaid expenses	(327)
Proceeds on disposal of long-lived assets available for sale	22
Cash dividends	33
Other investment activities	70
Funds used in investing activities	(497)

Financing activities:
Cash dividends	(3,781)
Funds used in financing activities	(3,781)

Financing activities:
Increase/Decrease in cash and equivalents	(7,042)
Cash and equivalents at beginning of period	55,407
Cash and equivalents at end of period	48,365

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	30 Jun 2014

Net income	1,645
Adjustments for items not involving cash flow:	9,670
Allowances for loan losses	3,133
Depreciation	626
Amortisation	178
Provisions	5,916
Income tax and deferred taxes	(161)
Share of profits in equity interest	(22)

Changes in items related to operating activities:
Margin accounts	(6)
Investment securities	(53,009)
Repurchase agreements	500
Derivative (assets)	(5,672)
Loan portfolio	(3,086)
Benefits to be received from trading operations	14
Foreclosed assets	19
Operating assets	(30,387)
Deposits	(20,590)
Bank deposits and other liabilities	15,869
Creditors repo transactions	48,535
Collateral sold or delivered as guarantee	3,893
Derivative (liabilities)	7,578
Subordinated debentures outstanding	(49)
Other operating liabilities	20,109
Income tax paid	(937)
Funds provided by operating activities	(17,219)

Investing activities:
Acquisition of property, furniture and equipment	(295)
Intangible asset acquisitions & prepaid expenses	(327)
Proceeds on disposal of long-lived assets available for sale	22
Cash dividends	33
Others	5
Funds used in investing activities	(562)

Financing activities:
Cash dividends	(576)
Funds used in financing activities	(576)

Financing activities:
Increase / Decrease in cash and equivalents	(7,042)
Cash and equivalents at beginning of period	55,407
Cash and equivalents at end of period	48,365

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the half year ended 30 June 2014 and an explanation of the key reconciling items.

30 Jun
Figures in MXN millions	2014

Grupo Financiero HSBC – Net Income Under Mexican GAAP	2,140

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	60
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	(88)
Loan impairment charges and other differences in presentation under IFRSW	(679)
Recognition of the present value in-force of long-term insurance contracts W	(145)
Other differences in accounting principlesW	(309)
Net income under IFRS	978
US dollar equivalent (millions)	75
Add back tax expense	(166)
Profit before tax under IFRS	812
US dollar equivalent (millions)	63

Exchange rate used for conversion	12.97

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC’s results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes’ actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

Recoveries of written off loans are presented in Other Operating Income.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

•	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Loan Impairment Charges increase in the first half of 2014 is partly due to refinements to the collective impairment model, primarily in RBWM.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Recoveries of written off loans are presented in Loan Impairment Charges.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features (‘DPF’) and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as ‘PVIF’, is determined by discounting the equity holders’ interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 28 July 2014